May 28, 2010

Via EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention:  Daniel F. Duchovny

Re:	IMH Secured Loan Fund, LLC
Soliciting Materials Filed Pursuant to Rule 14a-12
Filed May 18, 19 and 20, 2010 by The Committee to Protect IMH Secured
Loan Fund, LGM Capital Partners LLC, G. Louis Graziadio III, William R. Lang, Todd A. Mikles, Ronald Tucek, and Cliff Ratliff
File No. 000-52611

Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2010 by The Committee to Protect IMH Secured
Loan Fund, et. al.
File No. 000-52611

Ladies and Gentlemen:

On behalf of our client, The Committee to Protect IMH Secured Loan Fund (the “Committee”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 25, 2010 (the “Comment Letter”), with respect to the Committee’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on May 20, 2010 (SEC File No. 000 52611) (the “Consent Solicitation Statement”) in connection with the Committee’s proposed solicitation of consents from the members of the Fund.  In connection with this letter responding to the Staff’s comments, we are filing an amendment to the Consent Solicitation Statement, and we have enclosed three courtesy copies of such amendment marked to show changes from the Consent Solicitation Statement as filed on May 20, 2010.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Committee’s  responses thereto.

Preliminary Proxy Statement

General

1.	To the extent any of the comments in this letter apply to your website or any future consent solicitation material, please revise accordingly.

Response

Securities and Exchange Commission
May 28, 2010

The Committee agrees to revise its website and to reflect in any future consent solicitation material, the Staff’s comments, to the extent such comments apply to the Committee’s website or future consent solicitation material.

Cover Letter

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  For example, please provide support for the following:

•
that Mr. Graziadio, Mr. Mikles and Mr. Lang are “highly qualified and experienced finance and real estate professionals” with “over 75 years of broad-based real estate and financial experience, including all aspects of real estate work outs, such as restructuring mortgages and maximizing cash flow from underperforming loans and properties.”

Response

In response to the Staff’s comment, we refer the Staff to pages 1 and 6 through 8 of the Consent Solicitation Statement, which contain certain biographical information related to the qualifications and experience of Messrs. Graziadio, Mikles and Lang in the real estate and financial fields, among others.  As requested, we are providing the Staff the following additional information on a supplemental basis:

o
G. Louis Graziadio:  Mr. Graziadio began his real estate development career in 1971 and has extensive experience in real estate development and management, as well as construction activities, including planned residential communities, retail centers, commercial office buildings and industrial properties.  Throughout his career, Mr. Graziadio has been involved with land development projects of various sizes encompassing land use entitlement and subdivision approvals for home building of single family lots, multi-family developments, subdivisions and also commercial and industrial developments, primarily through closely held private companies and joint ventures.  Mr. Graziadio has experience with distressed real estate investing, including analysis, restructuring and repositioning of troubled properties.  His distressed real estate investing includes involvement with numerous joint ventures for both commercial and residential projects.  Mr. Graziadio’s past real estate experience and projects include:

Securities and Exchange Commission
May 28, 2010

o
During the 1970’s he owned and operated a residential and commercial construction and development company in Southern California, which successfully developed both single family and multi-family homes, through both new construction and renovation of existing structures.

o
During the late 1970’s and early 1980’s he acted as the manager of the general partner or primary shareholder of several redevelopment projects in the Dallas/Fort Worth area involving the acquisition, , financing, leasing and managing of distressed, mid to high-rise office buildings, the bulk of which were stabilized, packaged and sold to a REIT. The marketing of these projects benefitted from obtaining historic building investment credits which were able to be passed to tenants in the project.

o
Managed the reorganization and recapitalization of a bankrupt corporation and partnership which owned 2,200 acres in Orange County, California that were encumbered with title problems, but encompassed approximately 27% of the incorporated land within the City of San Clemente.  Through his management, the project was able to successfully clear title, obtain necessary zoning and eventually sell or joint venture the property, now known as Rancho San Clemente, to a large international real estate company.

o
During the 1980’s Oversaw the development of, approximately 860 acres in Palm Desertwhich eventually was annexed to the City of Palm Desert.  His company oversaw the assemblage of the acreage through several dozen property owners and then helped create a redevelopment agency to solve drainage and water rights issues and obtained a 10 year development agreement with multiple municipalities and government agencies.  The project is now known as Bighorn and was successfully packaged, marketed and sold to Westinghouse Communities, a major national community developer.

In addition to his real estate experience, Mr. Graziadio is also highly qualified and experienced in banking and financial services and has been active in corporate finance and investment banking with an emphasis on restructurings of both private and public companies, as well as corporate spin-offs and initial public offerings.  From 1984 through 2000, Mr. Graziadio served as a director of Imperial Bancorp, parent company of Imperial Bank, a Los Angeles-based commercial bank acquired by Comerica Bank in January, 2001.  During his tenure, he served as chairman of the Corporate Development Committee and also served several terms as a member of the bank’s Real Estate Loan Committee.  Mr. Graziadio is currently the president and chief executive officer of Second Southern Corp., the managing partner of Ginarra Partners LLC, a closely held California limited liability company involved in a wide range of investments and business ventures.  As outlined in the proxy, Mr. Graziadio serves on the boards of directors of several publicly held companies, of which he serves on numerous committees, including audit and corporate governance committees.

Securities and Exchange Commission
May 28, 2010

o
Todd Mikles:  Since 1999, Mr. Mikles has been the chief executive officer of Sovereign Capital Management, Inc. (“Sovereign”), a real estate investment and management company based in San Diego, California.  While Mr. Mikles has been in this position, Sovereign has sponsored many private equity transactions for the purpose of purchasing, entitling and selling real estate. These transactions have included multifamily, office, industrial and retail. In addition to Sovereign’s private equity platform, Mr. Mikles has been involved in creating an asset management arm of Sovereign that manages retail, office, industrial and multi-family properties across the regional United States.  Recently, Sovereign Capital, has served as an asset manager and advisor to assist the DBSI Diversified Realty REIT, Inc. and a sister fund, DBSI State Offices, LLC.  Prior to becoming the chief executive officer of Sovereign, Mr. Mikles was a senior financial analyst at Amresco Advisors, Inc., a real estate finance company that offered advisory services to pension funds in the Western United States.  Prior to his employment at Amresco, Mr. Mikles was an Analyst at Lehman Brothers.

o
William Lang:  Mr. Lang is a Certified Public Accountant and is currently the President and Chief Financial and Operating Executive of G.I.C. Enterprises, as well as the Chief Financial Officer of Second Southern Corp.  In his capacity as President and Chief Financial and Operating Executive of G.I.C. Enterprises, Mr. Lang has directly supervised the management, leasing, marketing, development, acquisition, disposition, and performance of a commercial real estate portfolio of over 1 million square feet and has successfully obtained $350,000 from a Redevelopment Agency, for the renovation of an 80,000 square foot shopping center, after complex negotiations with city planning, city council and the architectural committee.  Also in this capacity, Mr. Lang has identified and negotiated the acquisition of a public refrigerated warehouse in a like kind exchange and has negotiated the sale of a vacant office building for a sales price $500,000 in excess of the targeted sales price and resolved complex title issues which resulted in a successful closing.  Prior to becoming the President and Chief Financial and Operating Executive of G.I.C. Enterprises, Mr. Lang was the managing director of Ronald Blue & Company from 2000-2005 and the President of Balser, Horowitz, Frank & Wakeling from 1995 to 2000, where he provided complex tax advice, including tax advice related to corporate and partnership taxation, mergers & acquisitions, business succession planning, real estate corporations, joint ventures and private placements.  In 2000, Mr. Lang initiated the merger between Ronald Blue & Company and Balser, Horowitz, Frank & Wakeling.  From 1989 to 1995, Mr. Lang was a Partner at Lang & Morse, CPA’s.

Securities and Exchange Commission
May 28, 2010

o	that the conversion transactions “were not negotiated at arm’s length by disinterested parties.”

Response

In response to the Staff’s comment, we note, on a supplemental basis, that the Fund expressly disclosed in its consent solicitation/prospectus filed with the Commission on May 17, 2010 that its proposed conversion transactions were not the product of arm’s length negotiations.  Indeed, page 48 of the Fund’s consent solicitation/prospectus states that “The Manager does not have any independent directors or special committee and, thus, the terms of the Conversion Transactions and the related conversion plan, are not the result of any arm’s length negotiations.”  In addition, the Fund’s consent solicitation/prospectus contains a risk factor entitled “The conversion plan is not the product of arm’s length negotiations and provides limited protections for the members of the Fund.”

•	the disclosure in the first paragraph of page iii.

Response

In response to the Staff’s comment, we are supplementally providing the Staff with the following support for the statements made in the first paragraph on page iii of the Consent Solicitation Statement:

o	During the period from 2005 through 2009, Mortgage Holdings received total fees of $93,027,000, of which $63,683,000 has been received just since 2007.

The $93,027,000 in fees that were paid to Mortgage Holdings from 2005 through 2009 was calculated by adding the sum of $11,174,000 in fees received in 2009, $22,840,000 in fees received in 2009, $29,669,000 in fees received in 2007, $18,995,000 in fees received in 2006 and $10,349,049 in fees received in 2005.

The $63,683,000 in fees that was paid to Mortgage Holdings since 2007 was calculated by adding the sum of $11,174,000 in fees received in 2009, $22,840,000 in fees received in 2008 and $29,669,000 in fees received in 2007.

The following is a breakdown by year of how each of the annual fee amounts was derived:

•
Fees Received by Mortgage Holdings in 2009 – Fees received by Mortgage Holdings in 2009 were derived by adding the sum of $574,000 in management fees (page 61 of Amendment No. 1 to IMH’s Form 10-K filed with the Commission on May 18, 2010), and $10,600,000 in loan origination and processing fees earned

Securities and Exchange Commission
May 28, 2010

from borrowers on mortgages funded by the Fund (page 63 of Amendment No. 1 to IMH’s Form 10-K filed with the Commission on May 18, 2010).

•
Fees Received by Mortgage Holdings in 2008 – Fees received by Mortgage Holdings in 2008 were derived by adding the sum of $1,139,000 in management fees (page 100 of IMH’s Form 10-K filed with the Commission on April 2, 2009), $401,000 for the Manager’s 25% share of the Fund’s gains (page 252 of IMH’s consent solicitation/prospectus filed with the Commission on May 17, 2010) and $21,300,000 in loan origination and processing fees earned from borrowers on mortgages funded by the Fund (page 63 of Amendment No. 1 to IMH’s Form 10-K filed with the Commission on May 18, 2010).

•
Fees Received by Mortgage Holdings in 2007 – Fees received by Mortgage Holdings in 2007 were derived by adding the sum of $968,000 in management fees (page 100 of IMH’s Form 10-K filed with the Commission on April 2, 2009), $101,000 for the Manager’s 25% share of the Fund’s gains (page 252 of IMH’s consent solicitation/prospectus filed with the Commission on May 17, 2010) and $28,600,000 in loan origination and processing fees earned from borrowers on mortgages funded by the Fund (page 63 of Amendment No. 1 to IMH’s Form 10-K filed with the Commission on May 18, 2010).

•
Fees Received by Mortgage Holdings in 2006 – Fees received by Mortgage Holdings in 2006 were derived by adding the sum of $430,000 in management fees (page 100 of IMH’s Form 10-K filed with the Commission on April 2, 2009) and $18,565,000 in loan origination and processing fees earned from borrowers on mortgages funded by the Fund (page 38 of IMH’s Form 10-K filed with the Commission on April 2, 2009).

•
Fees Received by Mortgage Holdings in 2005 – Fees received by Mortgage Holdings in 2005 were derived by adding the sum of $166,126 in management fees (page F-16 of Amendment No. 4 to IMH’s Form 10 filed with the Commission on February 7, 2008) and $10,182,923 in loan origination and processing fees earned from borrowers on mortgages funded by the Fund (page F-16 of Amendment No. 4 to IMH’s Form 10 filed with the Commission on February 7, 2008).

o	Meanwhile, the value of the Fund has significantly decreased during this same period. Specifically, while the Fund has raised an aggregate of $730,000,000

Securities and Exchange Commission
May 28, 2010

of capital from its members, their equity had fallen to $322,000,000 by the end of 2009. We refer the Staff to page F-3 of IMH’s consent solicitation/prospectus filed with the Commission on May 17, 2010, where IMH disclosed that 73,038 units of the Fund, with a $10,000 per unit stated value, were outstanding at December 31, 2009, for a total members’ capital of the Fund of $730,380,000.  Additionally, on page F-3 of IMH’s consent solicitation/prospectus filed with the Commission on May 17, 2010, IMH disclosed that total members’ equity of the Fund was $321,868,000 at December 31,2009.

o
Additionally, the Fund’s cash has decreased from $73,600,000 in 2007 to $963,000 at December 31, 2009. We refer the Staff to page 159 of IMH’s consent solicitation/prospectus filed with the Commission on May 17, 2010, where IMH disclosed that the Fund had $73,604,000 and $963,000 in cash and cash equivalents as of December 31, 2007 and 2009, respectively.

o
Additionally, the default rate of the entire portfolio as of December 31, 2009 was 97.7%. We refer the Staff to page 41 of IMH’s consent solicitation/prospectus filed with the Commission on May 17, 2010, where IMH disclosed that the total principal amount of the Fund’s loans outstanding as of December 31, 2009 was $544,448,000 and that $531,998,000 of such total principal amount is in default.  As a result, the principal amount of IMH’s loans in default represents 97.7% of its total principal amount of loans outstanding.

o
Real estate owned as of December 31, 2008 and 2009 was $62,781,000 and $104,231,000 respectively.  This information was derived by adding the sum of the Fund’s real estate held for sale, net and real estate held for development, net.  We refer the Staff to page F-3 of IMH’s consent solicitation/prospectus filed with the Commission on May 17, 2010, where IMH disclosed that the Fund had no real estate held for sale, net and $62,781,000 of real estate held for development, net as of December 31, 2008, and $12,082,000 of real estate held for sale, net and $92,149,000 of real estate held for development, net as of December 31, 2009.

3.
We note that you are submitting the New Manager Proposal for consideration of the members as one proposal.  Please unbundle the proposal into three separate proposals:  the removal of the Manager, the election and admission of a new manager and the amendments to the operating agreement.  Refer to Rule 14a-4(a)(3).

Response

Securities and Exchange Commission
May 28, 2010

In response to the Staff’s comment, we have revised the Consent Solicitation Statement to unbundle the New Manager Proposal into three separate proposals: the Removal Proposal, the New Manager Proposal and the Fee Structure Proposal.

4.
Please revise your disclosure to discuss the effect of removing the current manager.  For example, would the current manager be due a termination payment?  Are there any contractual obligations of the company that would be affected by a change in manager?

Response

The Fund’s Operating Agreement requires that if the current manager is removed as manager of the Fund, then the Fund is responsible for payments to the current manager of all amounts then accrued and owing to the current manager.  The Fund’s Operating Agreement provides that the method of payment of such amount must be fair and must protect the solvency and liquidity of the Fund.  The Operating Agreement also provides that such method of payment will be presumptively fair where it provides for an interest bearing promissory note coming due in no less than five years with equal installments each year.  Based on the Fund’s public filings, amounts payable from the Fund to the current manager was a total of $4,950,000 as of December 31, 2009.  Based on the Fund’s public filings, this amount includes $55,000 of accrued but unpaid management fees, $46,000 in reimbursable professional fees the current manager incurred on behalf of the Fund, $3,191,000 in loan origination and processing fees earned by the current manager that the Fund and current manager agreed to defer until the Fund had sufficient liquidity, and $1,608,000 outstanding principal balance on a loan made to the Fund by the current manager.  We note that these amounts payable are based solely on the Fund’s public filings, and since the Committee does not have access to any additional information pertaining to these amounts payable, the Committee is unable to ascertain the accuracy or merits of these accrued payables.  We have revised pages 3 and 13 of the Consent Solicitation Statement to reflect this information.

We note to the Staff on a supplemental basis that based on the Fund’s public filings, we are not aware of any contractual obligations of the Fund that would be affected by a change in the manager.

Consent Revocation Proposal..., page i

5.
You make a number of statements about Mortgage Holdings and its principals in this section, including “reward the individuals who are responsible for the Fund losing over $400,000,000 of your investment while they have profited handsomely from fees in the process,” “continue its flawed execution of its business strategy,” “its inability to effectively underwrite risk” and “bleak revenue prospects.”  Your filings must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of improper, illegal or immoral conduct without factual foundation.  Please disclose the factual foundation for such assertions or delete the statements.  Refer to Note (b) to Rule 14a-9.

Securities and Exchange Commission
May 28, 2010

Response

In response to the Staff’s comment, we have revised the Consent Solicitation Statement to provide factual support for the statements identified by the Staff and to delete certain of such statements.

6.
Please revise the first paragraph on page ii (and any similar disclosure throughout the proxy statement) to remove the implication that the proposed conversion transaction is the “manager’s transaction.”  Alternatively, please tell us how the proposed transaction is not ‘‘the company’s transaction.”

Response

In response to the Staff’s comment, we have revised the second bullet point on page ii and other similar statements, to provide that the proposed conversion transactions are the Fund’s transaction.

7.
We note your assertions that the current manager has failed to execute its business strategy and other generally similar statements with respect to the losses experienced by the company.  Please revise your disclosure to address, to the extent possible, the effects of the current financial crisis on the company and the manager’s ability to protect the company’s operations and results in light of the crisis.

Response

In response to the Staff’s comment, we have revised pages iv and 12 through 13 of the Consent Solicitation Statement to address the effects of the current financial crisis on the Fund and the performance of the Fund in light of the crisis.

New Manager Proposal..., page iii

8.
Please revise the table on page iii and the paragraph preceding the table to refer specifically to the sources from which the factual information was gathered.  For each of the five data points in the table, please disclose the dollar amounts underlying the percentages by footnote or otherwise.

Response

In response to the Staff’s comment, we have revised the graph on pages iii through iv and 12 of the Consent Solicitation Statement to provide the sources from which the factual information was gathered and to provide the dollar amounts underlying the percentages for each of the five data points.

Securities and Exchange Commission
May 28, 2010

9.
We note in the penultimate paragraph on page iii that you plan to resume making distributions to the company’s members as soon as practicable.  We also note that the company had less than $1 million in cash as of December 31, 2009.  Please revise to disclose the basis upon which  you believe you will be able to make any distributions, any plans you have to raise funds for such distributions and the basis upon which the timing of distributions will be determined.

Response

In response to the Staff’s comment, we have revised pages v through vi and 15 to disclose the basis on which LGM believes it will be able to recommence distributions and the basis upon which the timing of distributions will be determined.

Asset Stabilization, page iv

10.
To the extent you are able, please be more specific about the expected terms of the bridge loan to the Fund.  For example, please specify what you mean by “low interest” and discuss any other material information, including the term and collateral.  Please also discuss, here or elsewhere in the document, the expected source of the funds for the loan.

Response

In response to the Staff’s comment, we have revised pages v and 15 of the Consent Solicitation Statement to provide the expected terms upon which , subject to the completion of satisfactory due diligence, LGM intends to provide a bridge loan to the Fund, including information related to the expected term of the loan, collateral and source of funds.

11.	Please tell us supplementally your basis for stating a specific date on which the consent solicitation will expire, as set forth in the third full paragraph of page iv.

Response

The Committee has initially set 5:00 p.m. New York City time on Friday, July 2, 2010 as the expiration time for its consent solicitation, which could be extended at the sole discretion of the Committee.  The Committee believes that setting an expiration time for the solicitation is in the best interest of the Fund’s members as the existence of such expiration time will provide the members with a well-defined process and timeline upon which their consents must be submitted.  The Committee has revised pages vii and 4 of its Consent Solicitation Statement to provide for an expiration time that it believes will provide the Fund’s members with enough time to review the Committee’s consent solicitation materials and make an informed decision with respect to the solicitation.  We further note that neither Delaware law, nor the federal securities laws, prohibit the Committee from setting an expiration time of its consent solicitation.

Securities and Exchange Commission
May 28, 2010

Strategic Management, page iv

12.
You state that you intend to generate revenue from, among other things, income from “strategic management” of non-performing loans and real estate owned and income from joint ventures with outside developers.  Please revise to clarify exactly what you mean by “strategic management” and to provide additional detail regarding the expected nature and operation of any joint ventures.

Response

In response to the Staff’s comment, we have revised pages v and 15 of the Consent Solicitation Statement to clarify the term “strategic management” as it relates to the generation of revenue from non-performing loans and to provide additional detail regarding the expected nature and operation of any joint ventures.

13.
Please balance your disclosure regarding your belief that strategic management of the Fund’s assets will position you to recommence distributions.  For example, please include a statement regarding the Fund’s recent performance and the risk that your income-generating plans may not be as successful as expected and you may not he able to recommence distributions as quickly as anticipated or at all.

Response

In response to the Staff’s comment, we have revised pages v through vi and 15 of the Consent Solicitation Statement to balance the disclosure relating to LGM’s objective of recommencing distributions to the members of the Fund.

Increasing Equity and Cash Flow, page iv

14.
You indicate that one of your strategies may include seeking opportunities to originate low leverage first mortgage loans.  Please disclose the basis for your belief that you will be able to originate new loans, including any specific actions you intend to take to position the Fund to do so.

Response

In response to the Staff’s comment, we have revised pages v and 15 of the Consent Solicitation Statement to provide a basis for LGM’s belief that LGM’s strategy may include the origination of low leverage first mortgage loans on commercial, industrial, multi-family and special purpose properties and debtor in possession loans.

Securities and Exchange Commission
May 28, 2010

Forward-Looking. Statements, page vi

15.
You state that the Consent Statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Please delete any references to the Private Securities Litigation Reform Act of 1995 or revise to clarify that the safe harbor for forward-looking statements does not apply to statements made by you.  Refer to Section 21E of the Exchange Act.

Response

In response to the Staff’s comment, we have removed reference to the Private Securities Litigation Reform Act of 1995 in the forward-looking statements section on page ix of the Consent Solicitation Statement.

Questions and Answers about This Written Consent Solicitation, page 1

Who is LGM Capital Partners LLC?, page 1

16.	Please provide us support for your disclosure relating to the years and area of experience of each of LGM’s principals. Please apply this comment to similar disclosure appearing on pages 6 and 7.

Response

In response to the Staff’s comment, we refer the Staff to our response to the first bullet of Comment # 2.

Who is paving for the solicitation?, page 1

17.	Please disclose whether you intend to seek member approval for the reimbursement of your expenses in the event you are elected manager of the Fund.

Response

In response to the Staff’s comment, we have revised pages 1 and 17 of the Consent Solicitation Statement to provide that the Committee will bear the costs of this consent solicitation and if LGM is elected manager, LGM will cause the Fund to reimburse the Committee for these expenses. The Consent Solicitation Statement has further been revised to clarify that neither the Committee nor LGM intends to submit the question of such reimbursement to a vote of members of the Fund.

What are we asking you to do?, page 1

18.	Please disclose how you intend to “better align the management fee structure with the success of the Fund and increase in value of your investment.”

Securities and Exchange Commission
May 28, 2010

Response

The Consent Solicitation Statement currently sets forth that Mortgage Holdings has previously disclosed that if the Conversion Transactions do not go forward, it may resign unless its management fee structure is changed to an asset management fee of 1.5% to 2.0% of the cost basis of the Fund’s total assets under management, and a carried interest fee of 20% of net earnings over a “to be specified” hurdle rate.  The Committee is proposing an asset management fee of 2% of the audited year end total assets of the Fund and the Committee is not seeking the 20% carried interest that Mortgage Holdings intends to seek.  The Consent Solicitation Statement further explains that under the Committee’s proposal, as the Fund’s total assets increase or decrease, the fees payable to LGM will increase or decrease proportionately, thus better aligning the interests of the Fund, the Fund’s members and LGM.  In contrast, under the fee structure that Mortgage Holdings intends to seek if the Conversion Transactions are not approved, fees payable by the Fund to Mortgage Holdings would not increase or decrease proportionately with the Fund’s total assets.

In response to the Staff’s comment, the Consent Solicitation Statement has been revised to further expand the discussion of how the Committee’s proposal is more aligned with the success of the Fund than the fee structure that Mortgage Holdings intends to seek if the Conversion Transactions are not approved.

How does the management fee structure proposed..., page 2

19.
We note your discussion of the potential Mortgage Holdings management fee structure if the Conversion Transactions do not go forward.  Please revise to include a discussion of the management fee structure that is currently in place and disclose the fees actually paid to allow for comparison with the estimated fees you disclose in the event the current manager’s fee is adjusted as referenced above.

Response

In response to the Staff’s comment, on pages vi, 2 through 3 and 16 through 17 of the Consent Solicitation Statement, we have included a discussion of the management fee structure that is currently in place and the fees actually paid to Mortgage Holdings.

What will  the Fund have to pay ... ?, page 3

20.	You state that the current manager’s payment upon its removal “could include ... $1.608 million.” With a view toward revised disclosure, please tell us what the estimated total payment due would be.

Response

Securities and Exchange Commission
May 28, 2010

As discussed above in response to Comment No. 4, we have revised pages 3 and 13 of the Consent Solicitation Statement to include a discussion of amounts payable from the Fund to the current manager upon removal of the current manager as manager of the Fund.

How many consents must be granted in favor..., page 3

21.	Please revise to disclose how many consents are required to approve the Fund’s proposed Conversion Transactions.

Response

In response to the Staff’s comment, we have revised page 4 of the Consent Solicitation Statement to provide the amount of consents required to approve the Fund’s proposed conversion transactions.

Information on the Proposed New Manager..., page 5

Other Participants, page 7

22.
Please revise your disclosure to state that the filing persons are participants in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A.

Response

In response to the Staff’s comment, we have revised page 6 of the Consent Solicitation Statement to provide that the filing persons are participants in the solicitation.

23.
We note the disclosure in the first full paragraph on page 8.  Please revise to discuss briefly the nature of the allegations by the Colorado Securities Commissioner related to the cease and desist order.

Response

In response to the Staff’s comment, we have revised page 9 of the Consent Solicitation Statement to discuss briefly the nature of the allegations by the Colorado Securities Commissioner related to the cease and desist order.

24.	It appears that you have omitted the ages of Messrs. Tucek and Ratliff in the table on page 8. Please revise or advise.

Response

In response to the Staff’s comment, we have revised the Consent Solicitation Statement to include the ages of Messrs. Tucek and Ratliff in the table on page 9.

Securities and Exchange Commission
May 28, 2010

LGM Should he Elected and Admitted as the Manager of the Fund, page 12

25.
You state the LGM has a “strong network of property developers.”  Please revise to disclose who makes up this network and what agreements or understandings you have or expect to have with these developers.  Discuss in greater detail the types of projects you expect these developers to undertake on the Fund’s behalf.  We note, in that regard, the brief discussion of “Partners of LGM Capital Partners LLC” on your website.

Response

In response to the Staff’s comment, we have deleted reference in the Consent Solicitation Statement to LGM’s “strong network of property developers” and note supplementally to the Staff that LGM does not have any arrangements or understandings with any property developers in connection with the Committee’s solicitation or with LGM’s potential appointment as manager of the Fund.

Consent Procedure, page 14

26.	Please state the treatment and effect of abstentions and broker non-votes. Refer to Item 21(b) of Schedule 14A.

Response

In response to the Staff’s comment, we have revised pages vii, 5, 19 and 20 of the Consent Solicitation Statement to include a discussion of the treatment and effect of abstentions and broker non-votes.

*     *     *

Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Very Truly Yours,

/s/ Dennis J. Block

Dennis J. Block